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                                  Exhibit 21.1

                                  Subsidiaries

The following is a list of the Corporation's consolidated subsidiaries as of March 1, 1999. The Corporation owns, directly or indirectly, 100% of the voting securities of each subsidiary, unless noted otherwise.

Panther Transport, Inc., an Iowa corporation
Omega Kitchen Craft Holdings Corp., a Delaware corporation
Omega Kitchen Craft U.S. Corp., a Delaware corporation

Bulrad Illinois, Inc., an Illinois corporation
Kitchen Craft of Canada Ltd., a Canadian corporation (1)
Kitchen Craft Cabinetry Ltd., a British Columbia corporation

(1) Kitchen Craft of Canada, Ltd. owns 100% of Class A Common Stock. Kitchen Craft of Canada Ltd. does not own any of the Class B Common Stock.

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